China Broadband, Inc.
27 Union Square, West Suite 502
New York, New York  100031

January 7, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	China Broadband, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended September 30, 2010
File No. 0-19644

We hereby inform the staff that we expect to submit the responses of China Broadband, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 29, 2010, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, on or before January 21, 2011.  We were unable to prepare our responses to the Staff’s comments within ten days from the date of the Staff’s letter, as requested, because (i) we did not receive the Staff’s letter until January 5, 2011, and (ii) we will need additional time to consult with our auditor to adequately address all of the Staff’s comments.

If you would like to discuss the timing of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

China Broadband, Inc.

By: /s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer